June 12, 2020	+1 212 230 8800 (t) +1 212 230 8888 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abby Adams

Re:	Inozyme Pharma, Inc.

Draft Registration Statement on Form S-1

Submitted May 8, 2020

CIK No. 0001693011

Ladies and Gentlemen:

On behalf of Inozyme Pharma, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 4, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also is confidentially submitting a revised draft of the Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1

Company Overview, page 1

1.

We note your disclosure here and throughout that you are pursuing the development of potentially “first-in-class” therapeutics. That term may suggest that your product candidates are effective, likely to be approved and favorable as compared to competitive products and product candidates. Given the status of development, it is premature for you to make such statements or implications at this time. Accordingly, please revise to remove any disclosure in your registration statement regarding your therapeutics as being potentially “first-in-class.”

Securities and Exchange Commission

June 12, 2020

Response:	In response to the Staff’s comment, the Company has deleted all references to “first-in-class” in the revised draft of the Registration Statement.

Pathological Diseases of Abnormal Mineralization, page 1

2.

We note that your disclosure in the third paragraph on page 3 indicates the number of patients with the enzyme deficiencies you are targeting are based on worldwide estimates. Since you currently intend to seek regulatory approval for your products in the United States and Europe, please revise to clarify your market opportunity in those targeted markets or clarify your risks in that regard.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 92 and 112 of the revised draft of the Registration Statement to clarify that the Company intends to pursue marketing approval of INZ-701 on a worldwide basis and on pages 2, 24, 32, 112, 121 and 123 of the revised draft of the Registration Statement to also include patient population information for the United States, Europe and other major markets.

Our Solution: INZ-701, page 2

3.

You state at the bottom of page three, “[t]here are currently no approved therapies for calciphylaxis,” and address it as “a particularly attractive area for drug development for abnormal mineralization,” and include it in your pyramid graphic as a place for significant expansion of your product candidates (visually, as one of the widest portions of the graphic, even if the calculations underlying the potential market do not meet the visual depiction). On pages 30 and 131, however, you disclose you have competition in the calciphylaxis area, stating “SNF472, a calcification inhibitor, is currently in Phase 3 clinical development for calciphylaxis by Sanifit, and Inositec has product candidates in preclinical development for calcification inhibitors.” Revise your summary to balance your emphasis on this potential indication against the realities you describe elsewhere.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 113 of the revised draft of the Registration Statement.

4.

In the pyramid graphic and pipeline table on pages 4, 110, and 112, you include INZ-701 in different forms for treating ENPP1 deficiency in both adults and children and ABCC6 deficiency, and also for potential applications still in discovery stage. Please revise the pyramid graphic and pipeline table to include only those programs that are material to

Securities and Exchange Commission

June 12, 2020

the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In your response, address the import of including the pyramid graphic, which appears to only convey that you wish to grow your business, and repeats information included in your summary while emphasizing potential applications for which you are still in the discovery phase. In addition, you do not separately address the pediatric and adult applications of IND-701 for ENPP1 deficiency when discussing your IND applications in your use of proceeds or when you address your strategy for advancing your products. If these are not distinct products revise the table to make this clear. Finally, revise the pipeline table to provide some indication of the timing of applications for IND or CTA in order to provide a more complete view of the stage of your potential products relative to the entire approval process.

Response:	In response to the Staff’s comment, the Company has revised the pyramid graphic and pipeline table in the revised draft of the Registration Statement.

The Company advises the Staff that because the Company intends to pursue marketing approval of INZ-701 on a worldwide basis, the Company believes that the pyramid serves as a helpful visual for investors to show the relative sizes of the markets the Company plans to expand into over time. The numbers shown in the pyramid represent the number of patients that suffer from the listed diseases in markets worldwide where the Company would expect to seek marketing approval for any approved pharmaceutical and biological compounds, including INZ-701. Where available, the Company has provided market size data in the pyramid on a worldwide basis; however, for calciphylaxis, the Company has provided information for the United States only, based on more limited patient data available to the Company. In revising the pyramid, the Company has highlighted its lead indications and re-ordered the indications presented such that the market size for those indications increases from the top of the pyramid to the bottom.

The Company advises the Staff that each of the programs listed in the pipeline table, including gene therapy, is material to the Company because the Company believes that each such program has the potential to contribute value to the Company and that investors could have an interest in being informed about the programs in deciding whether to invest in the Company. In revising the pipeline table, the Company removed the distinction between the pediatric and adult applications of INZ-701 for ENPP1 deficiency and added next anticipated milestones.

5.	Revise the summary to include your intent to conduct the clinical trials for your products outside the U.S., and to highlight the associated risks, as noted on page 26.

Securities and Exchange Commission

June 12, 2020

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 7, 92, 112 and 133 of the revised draft of the Registration Statement.

6.

We note your disclosure in the second to last paragraph of this section that you plan to engage with the regulatory authorities in the United States, Europe and other jurisdictions to determine appropriate primary efficacy endpoints and other requirements for potential marketing approval. Please balance this disclosure by disclosing that you may propose new or novel endpoints and may be unable to establish clinical endpoints that the applicable regulatory authorities would consider clinically meaningful.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 133 and 134 of the revised draft of the Registration Statement.

Pipeline, page 4

7.

Above the pipeline table and elsewhere, you address your “pipeline and programs, including INZ-701.” The table and elsewhere only features INZ-701. If you do not have other material product candidates to disclose, revise your disclosure throughout to clarify.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 116 of the revised draft of the Registration Statement.

8.

Revise your summary to clarify that you are licensing your technology from Yale and that it is contingent on your continued relationship with Yale and Dr. Braddock, as disclosed on page 132 and elsewhere in the prospectus.

Response:

The Company advises the Staff that on page 5 of the revised Registration Statement in the Prospectus Summary section and elsewhere, the Company disclosed that it obtained a license to its foundational intellectual property rights from Yale in January 2017. This license to the foundational intellectual property is not contingent on the Company’s continued relationship with Yale under the sponsored research agreement or with Dr. Braddock under the consulting agreement. Pursuant to the terms of the license agreement, the Company may receive a license to certain future inventions developed by Dr. Braddock in the license agreement’s field while Dr. Braddock is involved with the Company and Yale, but the termination of either the sponsored research agreement or the

Securities and Exchange Commission

June 12, 2020

consulting agreement would not impact the Company’s license to the intellectual property licensed under the license agreement and would not otherwise be expected to have a material effect on the Company’s business. Moreover, the Company advises the Staff that Yale does not have a right to terminate the license agreement for convenience.

Our Team, page 5

9.

We note your disclosure here and on page 110 regarding the “leading” investors providing your funding, and on page 111 related to the “leading” clinicians with whom you work. Revise to clarify what makes the investors and clinicians “leading” or delete these references.

Response:	In response to the Staff’s comment, the Company has deleted all references to “leading” investors and “leading” clinicians in the revised draft of the Registration Statement.

Risk Factors, page 12

10.

We note the risk factor related to orphan drug designation on pages 57-58. In the heading, you address orphan drug designation by both the FDA and EMA; however, in the body of the risk factor, you do not address risks related to EMA orphan drug designation. Please revise to address those risks.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the revised draft of the Registration Statement.

Use of Proceeds, page 81

11.

You list your use of proceeds as: (1) “for the completion of our IND submission and conduct of our Phase 1/2 clinical trial of INZ-701 for ENPP1 deficiency;” and (2) “for the completion of our CTA submission and conduct of our Phase 1/2 clinical trial of INZ-701 for ABCC6 deficiency,” as well as additional uses. We note these activities addressed on page 129. Please disclose the significance of receiving orphan drug designation from the CTA for the treatment of ENPP1 deficiency (as stated on page 108) if you do not plan to pursue those clinical trials in connection with your CTA submission and clarify whether you will use a material portion of the proceeds to amend and resubmit INZ-701 to the FDA for orphan drug designation for the treatment of ABCC6 deficiency. In addition, we note the risk factor disclosure that you may seek Rare Pediatric Disease Designation for either of your product candidates. Please disclose whether you intend to use any of the proceeds to seek this designation. We note that

Securities and Exchange Commission

June 12, 2020

designation would need to be achieved before September 30, 2020, as disclosed on page 58. We note it appears that application would likely need to be made by July 31, 2020 to potentially obtain a response by September 30, per the FDA’s website. If you have no current plans, advise whether this risk factor disclosure is relevant, or may be relevant by the time this registration statement becomes effective.

Response:

The Company has revised the disclosure on pages 3, 9, 82 and 133 of the revised draft of the Registration Statement to clarify that the Company plans to file both an IND with the FDA and a CTA with regulatory authorities in Europe for INZ-701 for the treatment of ENPP1 deficiency. The Company also advises the Staff that it plans to re-submit its application for orphan drug designation from the FDA for INZ-701 for ABCC6 deficiency and that it does not anticipate such application will use a material portion of the proceeds from the offering. The Company further advises the Staff that it intends to seek rare pediatric disease designation by the applicable deadline and, similarly, that it does not anticipate that such application will use a material portion of the proceeds from the offering.

Management’s Discussion and Analysis

License and Sponsored Research Agreements, page 91

12.

Here and on page 132, revise the disclosure regarding the “double-digit” percentages you must pay to Yale on certain types of income you receive from sublicensees to disclose a range within ten percentage points.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 95, 137, 187 and F-19 of the revised draft of the Registration Statement.

Business

INZ-701: Preclinical Results and Data, page 121

13.

On page 125, you state, “Treatment with 5 mg/kg of INZ-701 completely prevented calcification in the heart and aorta.” If you tested the same number of mice at each dosage level, there appears to be a subject that was dosed at 5mg/kg missing from the graphic. Please revise to clarify. We also note that you do not appear to disclose a p-value associated with the results shown in the graphic. If the results shown could be due to chance, please revise to make that clear.

Securities and Exchange Commission

June 12, 2020

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the revised draft of the Registration Statement.

Consulting Agreement with Demetrios Braddock, page 182

14.

As your ability to maintain your agreement with Dr. Braddock appears to be the key to your Yale licensing agreement, provide the consulting agreement with Dr. Braddock as an exhibit in accordance with Regulation S-K Item 601(b)(10)(ii)(B).

Response:

The Company refers the Staff to its response to comment 8 above. In addition, the Company advises the Staff that it does not believe its consulting agreement with Dr. Braddock is required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K Item 601(b)(10)(ii)(B) because the Company’s business is not substantially dependent on such agreement.

Exclusive Forum Selection, page 190

15.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 196 of the revised draft of the Registration Statement to clarify that the exclusive forum provision in the restated certificate of incorporation that the Company intends to adopt effective upon the closing of the offering to which the Registration Statement relates does not apply to actions arising under the Securities Act or the Exchange Act.

Securities and Exchange Commission

June 12, 2020

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Axel Bolte